October 12, 2016

James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:
Youngevity International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 30, 2016

File No. 000-54900

Dear Mr. Allegretto:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 29, 2016 (the “Comment Letter”), regarding the above referenced Form 10-K for the Fiscal Year Ended December 31, 2015 filed on March 30, 2016 by Youngevity International, Inc. (the “Company”).

The Company has set forth in italicized type the text of the Staff’s comments set forth in the Comment Letter, followed by the Company’s response:

Table of Contents

Note 1. Basis of Presentation and Description of Business

Goodwill, page 60

1.   Please tell us the qualitative factors you considered related to the goodwill impairment assessment of your commercial coffee reporting unit that led you to the conclusion that is was more likely than not the fair value of this reporting unit was greater than its carrying amount. Please also explain to us how you evaluated impairment for your indefinite- lived intangible assets. Please be detailed in how you determined fair value of such intangibles. We may have further comment.

Response:
In accordance with the guidance of Financial Accounting Standards Board (“FASB”) Codification 350, Intangibles-Goodwill and Other (“ASC 350”) for recognition and impairment, specifically ASC 350-20-35, the Company considered several qualitative factors in its annual impairment assessment related to its goodwill and indefinite lived intangible assets that were compiled as of December 31 2015.

The Company reviewed both the macro economic conditions of its principle markets as well as the economic conditions of the coffee industry. On the macro analysis, there were marginal increases overall in overall US economic indicators since 2011, the time that the goodwill and indefinite lived intangible assets were first recognized. Economic indicators allow analysis of economic performance and predictions of future performance. For this analysis we considered the US Gross Domestic Product “GDP” and Consumer Price Index “CPI” which measures inflation and unemployment rates.

On a micro analysis of economic conditions, there were no significant changes in the economics of the coffee industry. US GDP rose to $16.44T for 2015 from $16.15T in 2014. Source: US Bureau of Economic Analysis http://www.bea.gov/national/index. Inflation rate in the United States is based on the CPI – prices that consumers have to pay for the products and services, which includes not only the producer’s price, but also various taxes. Inflation significantly declined from 1.6% for an average in 2014 to 0.1% average for the year 2015 second lowest in 50 years. The positive indicators were the drop in unemployment from 5.6% at December 31, 2014 to 5.0% as December 31, 2015. Source: Bureau of Labor Statistics. http://www.bls.gov/cpi/home.htm.

James Allegretto
Division of Corporation Finance
October 12, 2016

IBIS World (http://www.ibisworld.com) estimates 2.7% average annual growth in retail coffee sales to $31.7 billion in 2020 from $27.1 billion in 2014 due to positive trends in coffee consumption. In October 2014 IBIS World forecasted that as coffee producers continue to offer new ways for coffee drinkers to get their cup(s) of coffee such as single serve packets, revenue should increase in the US annually by 1.3% to $12 billion in 2020 from an estimated $11.1 billion in 2014. Over the last decade, the U.S. retail coffee market has seen explosive growth.  As reported in a news release by the National Coffee Association’s (“NCA”) regarding 2015 Coffee Drinking Trends Market Research, coffee consumption jumped by 4% between 2014 and 2015 with 65% of Americans drinking coffee daily.  None of these changes would indicate a change in the Company’s valuation or a change in valuation of the Commercial Coffee reporting unit. Other micro indicators related to coffee consumers indicate that consumers are willing to pay for convenience and options of choices for variety. Single cup options such as a K-Cup system are attractive to consumers to incorporate in their homes and offices and consumers are willing to pay a premium for the variety. As reported by the National Coffee Association Single Cup review report for 2015 (http://www.ncausa.org), the following indicators are identified:

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50% of consumers that have a traditional brewer at-home replaced their brewer with the single-cup brewer, compared to 44% in 2013.
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25% of U.S. households say that they "Definitely Would Buy" or "Probably Would Buy" a single-cup system, an 8% increase over the previous year.
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Household ownership of single-cup brewers reached an all-time high of 27% in 2015 compared to 15% in 2014.
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NCAUSA reported that General Electric “GE” has introduced the first Keurig K-Cup brewing system built into their refrigerator lines along with the French door models that already dispense cold and hot water. GE launched this new line in September of 2015.

The Company considered cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows. Costs that negatively impacted the Commercial Coffee reporting unit margins included costs associated with initiating the K-Cup business including training, additional depreciation and set-up cost with the equipment and increases in employee labor, overhead and other fixed operating direct costs. The costs associated with the expansion of the Commercial Coffee reporting unit, which included our Nicaragua operations, were primarily one time initial investments that were needed to expand the coffee business that would benefit future periods.

The Company believes its recent investments in Nicaragua and the addition of the K-cup machine in Miami will start contributing positively to the margins in the Commercial Coffee reporting unit. The plantation and dry-processing facility in Nicaragua should minimize production costs. Additionally, the dry-processing facility service can be provided to other coffee growers for a fee. The investment in the K-Cup manufacturing capability in May of 2015 is expected to increase sales by expanding market share and also cross sell in the Direct Selling segment of the Company. It is anticipated that this area of the coffee business will be the fastest growing product. Moreover, in the next five years, we believe the industry will benefit from consumer demand for premium-coffee products. As the world price of coffee is expected to grow, coffee producers will benefit from less volatile input commodity prices, compared with the previous period. As a result, coffee producers will be able to efficiently reflect input commodity pricing in their coffee prices. The world is drinking more coffee, with demand likely to rise almost 25% in the next five years, according to the International Coffee Organization.

James Allegretto
Division of Corporation Finance
October 12, 2016

The Commercial Coffee reporting unit also had $800,000 as of December 31, 2015 in indefinite-lived intangible asset. This represented the trademarks of its own Café La Rica, Josie’s Java House and Javalution brands. These brands have shown strong recognition and growth in the coffee market since 2011.

While the Company believed the qualitative assessment described above supported that there was no impairment of its goodwill or indefinite lived intangible assets, it had been several years since the last valuation of the reporting unit was completed, and therefore the Company also completed a fair value of the Commercial Coffee reporting unit. The fair value of the Commercial Coffee reporting unit was greater than its carrying amount, which validated that there was no impairment of goodwill or of the indefinite-lived intangible assets as of December 31, 2015.

The Company evaluated the totality of the relevant events and circumstances, as set forth in the guidance and as discussed above, and concluded that it was more likely than not that the fair value of the Commercial Coffee reporting unit was greater than its carrying amount, and therefore it was more likely than not that its goodwill and indefinite-lived intangible assets related to the Commercial Coffee reporting unit were not impaired as of December 31, 2015.

Note 8. Stockholders’ Equity

Warrant Modification Agreements, page 81

2.    Please provide to us your accounting basis for reclassifying the warrant liability to additional paid in capital in connection with the December 2015 warrant modification. Please cite any applicable accounting literature guidance or analogous accounting.

Response:
In July 2014 the Company issued warrants. The Company accounted for the warrants issued in accordance with the accounting guidance for derivatives ASC 815, “Derivatives and Hedging” (formerly EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock”)). The accounting guidance sets forth a two-step model to be applied in determining whether a financial instrument is indexed to an entity’s own stock, which would qualify such financial instruments for a scope exception. This scope exception specifies that a contract that would otherwise meet the definition of a derivative financial instrument would not be considered as such if the contract is both (i) indexed to the entity’s own stock and (ii) classified in the stockholders’ equity section of the entity’s balance sheet. The Company determined that the warrants were ineligible for equity classification due to anti-dilution provisions set forth therein, which allowed for the exercise price of the warrants to be adjusted in the event of a future common stock or common stock equivalent issuance at a per share price less than the exercise price immediately in effect.

In December 2015, the Company modified the terms of the July 2014 warrants to remove the down-round pricing anti-dilution provision, and as a result, the warrants no longer have the provision that could result in a reduction in the exercise price of the warrants based on future sales of securities. No other terms of the warrant or other provisions were modified.

The Company considered the guidance of ASC 815 “Derivatives and Hedging” (formerly EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock”)) to determine the appropriate accounting treatment resulting from the modification of the warrants and the balance sheet classification of the warrants as either equity or liability.

James Allegretto
Division of Corporation Finance
October 12, 2016

Authoritative guidance provides a two-step model for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. The two-step approach is:

1) Step 1 - Evaluation of the instrument’s contingent exercise provisions, if any, and
2) Step 2 - Evaluation of the instrument’s settlement provisions.

The provisions associated with the warrants did not have any exercise contingencies, and accordingly the warrants passed through Step 1.

Regarding Step 2, per ASC 815-40-15-7C (formerly EITF 07-5 para. 15):

“An instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity would be considered indexed to the entity’s own stock.”

We concluded that the warrants as modified no longer contain any provisions that adjust the warrants for down-round issuances as discussed in ASC 815-40-55-33 through 55-34, nor do we have any provisions that allow the warrants to be settled for a fixed amount as discussed in ASC 815-40-55-35. Based on this, we believe that the warrants do not contain any terms that would preclude the warrants from being considered indexed to the Company’s stock.

We next considered the appropriate presentation on the Company’s balance sheet to be classified as a liability or equity. As the warrants will be settled in equity instruments of the Company, equity classification was deemed appropriate.

To further clarify the Company’s Stockholders’ Equity footnote, the Company intends to present the following footnote disclosure in its 2016 annual report on Form 10-K for the Fiscal Year Ended December 31, 2016 to be filed in March 2017, as follows:

Warrant Modification Agreements

In December 2015, the Company modified the terms of certain warrants that were issued to the placement agent as a result of warrants issued initially classified as derivative liabilities. The Company entered into an agreement with the placement agent to remove the down-round pricing protection provision contained within the placement agent issued warrants. As a result of this change in the warrants, the Company considered the guidance of Topic ASC 815, “Derivatives and Hedging” (formerly EITF 07-5 Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock)) to determine the appropriate accounting treatment of the warrants and the balance sheet classification of the warrants as either equity or liability. The Company determined that the warrants were indexed to the Company’s stock and the equity classification was appropriate and no longer qualified as derivative liabilities. This determination resulted in the reclassification of 3,215,837 warrants from a liability instrument to equity instruments by removing the derivative liability and a reclassification to additional paid in capital. The Company revalued the warrants as of December 31, 2015 and reduced the derivate liability by approximately $526,000. The warrants were revalued using the Black-Scholes valuation method using a risk-free rate of 1.5%, stock price of $0.30, exercise prices ranging from $0.23 to $0.35, expected life of 3.6 to 3.7 years and stock price volatility of 70.0%.

James Allegretto
Division of Corporation Finance
October 12, 2016

Note 10. Income Taxes, page 85

3.   We note you reduced your deferred tax valuation allowance by $4.2 million in fiscal 2014. Provide us with a comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion to reduce your valuation allowance. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. Please refer to ASC 740-10-30-16 through 740-10-30-25.

Response:
Under the guidance of ASC 740-10-30-21, the Company concluded that as of December 31, 2014, it was more likely than not that its US federal deferred tax assets will be realized. The Company generated positive cumulative taxable income over the prior four year period, which included 2014. The Company had four consecutive years with taxable income of approximately $1,507,000, $1,589,000, $4,324,000 and $4,153,000 for the years 2011, 2012, 2013 and 2014, respectively. The Company also estimated that it would have sufficient future taxable income, specifically in each of the two years ended December 31, 2015 and 2016, for which it expected to realize the approximate $4.2 million in deferred tax assets. The Company did not identify any significant negative evidence. Based on the positive evidence related to the historical information described above and the Company’s projected future taxable income that will allow it to continue to utilize its US federal tax attributes as it had done in the recent prior years, the Company determined that the existing valuation allowance on the US Federal tax jurisdiction should be released as of December 31, 2014. A valuation allowance still remains on state and foreign tax attributes that given the positive and negative information that exists currently are considered likely to expire before realization.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 89

4.   Please revise future filings to identify which COSO framework you used to evaluate the effectiveness of the company´s internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

Response:
The Company will revise Management’s Report on Internal Control Over Financial Reporting to identify the COSO framework used to evaluate the effectiveness of the Company´s internal control over financial reporting in future filings.

The Company further acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
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Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
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The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (619) 934-3980, extension 6500.

Sincerely,

YOUNGEVITY INTERNATIONAL, INC.

/s/ David Briskie
David Briskie
Chief Financial Officer